Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year-Ended December 31,

(unaudited)	2015	2014	2013	2012	2011

Earnings:
Income from continuing operations before income taxes	$(373,075)	$(7,820)	$(55,654)	$29,849	$76,730
Fixed charges	72,741	73,012	73,589	68,594	59,608

Earnings	$(300,334)	$65,192	$17,935	$98,443	$136,338

Fixed charges:
Rental expense	$4,638	$5,621	$6,081	$6,156	$5,722
Interest expense	68,103	67,391	67,508	62,438	53,886

Fixed charges	$72,741	$73,012	$73,589	$68,594	$59,608

Ratio of earnings to fixed charges	(a)	(a)	(a)	1.4x	2.3x
(a)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2015, 2014 and 2013 by $373.0 million, $7.8 million and $55.7 million, respectively.